03014261

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-35355

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SunTrust Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

303 Peachtree Center Avenue, Suite 140
(No. and Street)

Atlanta (City) Georgia (State) 30303 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James F. Winters, III (404) 813-7402
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name — *if individual, state last, first, middle name*)

10 Tenth Street, Suite 1400 (Address) Atlanta (City) Georgia (State) 30309 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

SEC MAIL PROCESSING SECTION RECEIVED MAR 03 2003 WASH, D.C. 165

PROCESSED MAR 21 2003 THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (10-99)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PROCESSED MAR 21 2003 THOMSON FINANCIAL

OATH OR AFFIRMATION

I, James F. Winters, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SunTrust Securities, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

James F. Winters, III
Signature

Chief Financial Officer
Title

John L. Parker, III 02/26/03
Notary Public

John L. Parker, III
Notary Public, Fulton County, Georgia
My Commission Expires September 19, 2003

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SunTrust Securities, Inc.

(A wholly-owned subsidiary of SunTrust Banks, Inc.)

Financial Statements

For the Year Ended
December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
10 Tenth Street
Suite 1400
Atlanta GA 30309-3851
Telephone (678) 419 1000
Facsimile (678) 419 1239

Report of Independent Accountants

To the Shareholder and Board of Directors of
SunTrust Securities, Inc.:

In our opinion, the accompanying statement financial condition and the related statements of operations, changes in shareholder's equity, and cash flows present fairly, in all material respects, the financial position of SunTrust Securities, Inc. (the "Company") at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The Company's financial statements for the year ended December 31, 2001 were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those financial statements in their report dated February 8, 2002.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 14, 2003

SUNTRUST SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

CASH AND CASH EQUIVALENTS (Note 4)	$	29,401,636
COMMISSIONS RECEIVABLE		4,717,906
PREMISES AND EQUIPMENT, net of accumulated depreciation and amortization of $1,933,448		493,891
OTHER ASSETS		648,836
TOTAL ASSETS	$	35,262,269

LIABILITIES AND SHAREHOLDER'S EQUITY

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	$	141,747
ACCRUED LIABILITIES TO AFFILIATES		4,001,190
INCOME TAX PAYABLE		1,416,664
TOTAL LIABILITIES		5,559,601
COMMITMENTS AND CONTINGENCIES (Note 5 and Note 6)		
SHAREHOLDER'S EQUITY:		
Common stock, $1 par value:2,000,000 shares authorized; 52,125 shares issued and outstanding		52,125
Additional paid-in-capital		18,215,221
Retained Earnings		11,435,322
TOTAL SHAREHOLDER'S EQUITY		29,702,668
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	35,262,269

The accompanying notes are an integral part of this financial statement.

SUNTRUST SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUES:		
Commissions, net	$	116,087,640
Trading Gains and Losses, net		12,159,215
Investment Management Income		23,168,395
Interest		545,640
		151,960,890
EXPENSES:		
Compensation and Benefits (Note 7)		7,931,029
Occupancy, Furniture and Equipment		655,220
Legal, Consulting and Examination Fees		825,193
Office Expense		263,579
Computer Services		10,115,360
Other Expense		3,720,832
Commission Expense to Affiliates (Note 4)		126,802,080
		150,313,293
INCOME BEFORE INCOME TAXES		1,647,597
INCOME TAX EXPENSE		(587,905)
NET INCOME	$	1,059,692

The accompanying notes are an integral part of this financial statement.

SUNTRUST SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
BALANCE, 12/31/2001	$ 52,125	$ 18,215,221	$ 10,375,630	$ 28,642,976
Net Income	-	-	1,059,692	1,059,692
BALANCE, 12/31/2002	$ 52,125	$ 18,215,221	$ 11,435,322	$ 29,702,668

The accompanying notes are an integral part of this financial statement.

SUNTRUST SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	1,059,692
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and Amortization		293,119
Changes in Operating Assets and Liabilities:		
Commissions receivable		1,608,469
Other assets		(426,308)
Accounts payable and accrued liabilities		(512,735)
Accrued liabilities to affiliates		(4,612,681)
Income tax payable		333,320
Net cash used in operating activities		(2,257,124)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of premises and equipment		(50,476)
Net cash used in investing activities		(50,476)
NET DECREASE IN CASH AND CASH EQUIVALENTS:		(2,307,600)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR:		31,709,236
CASH AND CASH EQUIVALENTS AT END OF YEAR:	$	29,401,636

The accompanying notes are an integral part of this financial statement.

SUNTRUST SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

1. ORGANIZATION

SunTrust Securities, Inc. (the "Company" or "STS") is registered and qualified to operate as an introducing broker-dealer under the rules of the Securities and Exchange Commission and the National Association of Securities Dealers. The Company is a wholly owned subsidiary of SunTrust Bank Holding Company, which is a wholly owned subsidiary of SunTrust Banks, Inc. ("STI"). The Company offers full-service and discount brokerage services in various equity and debt securities, mutual funds, unit investment trusts, insurance and annuity products, and individual retirement accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company places all trades through a clearing broker. The clearing broker collects the gross brokerage commissions from customers and remits the net brokerage commissions to the Company based on agreed-upon terms. Revenues are recorded on a trade date basis.

The Company recognizes fee income earned from the trading activity associated with STI's mutual fund group, STI Classic Funds. This fee income is comprised of advisory fees, which are recorded as investment management fees, and commissions and other fees, which are included in commissions in the accompanying statement of operations. The Company shares this fee with affiliates of STI. The allocation of this fee income is recorded in commission expense to affiliates in the accompanying statement of operations.

Use of Estimates

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Customer Accounts

The clearing broker maintains all customers' accounts, receives cash on purchases, and distributes cash on sales. The Company records a receivable from the clearing broker for its share of commissions.

Premises and Equipment

Premises and equipment are recorded at cost. Repair and maintenance costs are expensed in the period incurred. The cost of fixed assets is depreciated on a straight-line basis over their estimated useful lives, ranging from 3 to 20 years. Leasehold improvements are amortized on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the lease.

Statement of Cash Flows

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Income Taxes

The Company does not file its own income tax return but is included in the consolidated income tax return of STI. Due to a tax-sharing agreement between the Company and STI, the Company pays for its pro rata share of the current tax liability or receives a refund for any current tax benefit. Payments to taxing authorities are made by STI.

Deferred income taxes are provided when income and expenses are recognized in different years for financial and tax reporting purposes. There are no significant differences in the tax and financial statement bases of assets or liabilities.

The provision for income taxes, included in the accompanying statement of operations, differs from the federal statutory tax rate of 35% in 2002 due primarily to a provision for state taxes and disallowed entertainment expenses.

Recent Accounting Pronouncements

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," was issued during the third quarter of 2001. SFAS No. 144 supercedes both SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of," which previously

governed impairment of long-lived assets, and the portions of Accounting Practice Bulletin ("APB") Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," which addressed the disposal of a business segment. The Company adopted SFAS No. 144 effective January 1, 2002, and it did not have a material impact on the Company's financial position or results of operations.

In November 2002, FASB issued FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FIN No. 34." FIN 45 details the disclosures that should be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. The Interpretation also requires a company to record a liability for certain guarantees that have been issued. The disclosure provisions are effective for interim or annual periods ending after December 15, 2002. The recognition requirements of the Interpretation are effective for all guarantees issued or modified subsequent to December 31, 2002. The Company has incorporated the necessary disclosures in Note 7 to the financial statements.

3. NET CAPITAL REQUIREMENTS

Regulatory provisions require the Company to maintain minimum net capital, as defined. At December 31, 2002, the Company was in compliance with the net capital requirements of Rule 15c3-1 of the Securities Exchange Act of 1934. At December 2002, the Company had net capital, as defined, of $23,241,660, which was $22,871,020 in excess of the required net capital of $370,640. At December 31, 2002, the Company qualified for exemption, as provided in Rule 15c3-3, Subparagraph (k)(2) of the Securities Exchange Act of 1934. The Company's ratio of aggregate indebtedness to net capital was 0.24:1 at December 31, 2002, which is below the 15:1 maximum allowed.

4. RELATED-PARTY TRANSACTIONS

Cash of $712,311 at December 31, 2002, was held at an affiliate (SunTrust Bank).

The Company allocates the majority of revenue to affiliates of STI, which is recorded as commission expense to affiliates in the accompanying statement of operations. At December 31, commission expense to affiliates of $4,001,190 was unpaid.

5. COMMITMENTS AND CONTINGENCIES

The Company is involved in litigation and other legal proceedings arising in the course of its normal business activities. Although the ultimate outcome of these matters cannot be determined at this time, it is the opinion of management that none of these matters, when resolved, will have a significant effect on the Company's financial condition or results of operations.

6. FAIR VALUES OF FINANCIAL INSTRUMENTS

The Company's financial instruments, which are included in the accompanying statement of financial condition, are either carried at quoted market prices or are short-term in nature. As a result, the carrying amounts reported in the accompanying statement of financial condition approximate the estimated fair values of all financial instruments at December 31, 2002.

7. GUARANTEES TO THIRD PARTIES

The Company uses a third party clearing broker to clear and execute customers' securities transactions and to hold customers' accounts. Pursuant to the terms of the agreement, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contracted obligations. If a customer initiates a purchase but does not have the funds to settle the trade within the three days settlement cycle, then the Company will indemnify the broker for amounts paid to purchase the security. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2002, the Company has recorded no liability with regard to this right. The liability may be minimized by the fact that, in the event of nonperformance by the customer, the underlying security would be transferred to the Company who would in turn immediately liquidate the position, limiting the loss exposure to the market fluctuation in the underlying price of the security. Additionally, the Company may seek recourse from the customer by reimbursing itself from any cash or securities in the defaulting customers' account. For the year ended December 31, 2002, the Company experienced minimal net losses as a result of the indemnity. The Company's clearing agreement with its clearing broker expires in 2004.

8. EMPLOYEE BENEFITS

The Company participates in the pension and other employee benefit plans of STI for the benefit of substantially all employees of the Company. In addition, certain management employees participate in incentive-based compensation plans of STI. Costs of the pension plan are computed under the projected unit credit method, and the plan is funded using the aggregate actuarial cost method. Benefit information is not available from the actuary for individual subsidiaries of STI. The Company's contributions to the pension and other employee benefit plans and incentive based compensation plans were approximately $859,693 and $534,812, respectively, all of which is included in compensation and benefits expense in the accompanying statement of operations.

SUNTRUST SECURITIES, INC.
COMPUTATION ON NET CAPITAL UNDER RULE- 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002
Schedule 1

NET CAPITAL:				
Total Shareholder's Equity			$	29,702,668
Deductions:				
Non-Allowable Assets:				
Premises and equipment	$	493,891		
Other assets		648,836		
Commissions receivable		4,717,906		
Total Non-Allowable Assets				(5,860,633)
Other Deductions: Bond Deductible in Excess				(55,523)
Tenative Net Worth				23,786,512
Less: Haircut on Securities				(544,852)
NET CAPITAL			$	23,241,660
AGGREGATE INDEBTEDNESS:				
Income Tax Payable			$	1,416,664
Accounts Payable and Accrued Liabilities				141,747
Accrued Liabilities to Affiliates				4,001,190
TOTAL AGGREGATE INDEBTEDNESS			$	5,559,601
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL				24%
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:				
Minimum net capital required (6 2/3% of total aggregate indebtedness) (1)			$	370,640
Minimum dollar net capital required (2)			$	250,000
Net Capital Requirement (greater of (1) or (2) above)			$	370,640
Excess net capital over net capital requirement			$	22,871,020
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)			$	22,685,700

There are no material differences between this computation and that filed by the Company on the unaudited Securities and Exchange Commission Form X-17A-5 as of December 31, 2002

PricewaterhouseCoopers LLP
10 Tenth Street
Suite 1400
Atlanta GA 30309-3851
Telephone (678) 419 1000
Facsimile (678) 419 1239

Report of Independent Accountants on Internal Control Required By SEC Rule 17a-5

To the Shareholder and Board of Directors of
SunTrust Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of SunTrust Securities, Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from

PRICEWATERHOUSECOOPERS

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 14, 2003